Exhibit 21

Subsidiaries of the Company

(a)	Papa John’s USA, Inc., a Kentucky corporation
(b)	PJ Food Service, Inc., a Kentucky corporation
(c)	PJFS of Mississippi, Inc., a Mississippi corporation
(d)	PJ Food Service Canada, Inc., a Canadian corporation
(e)	Papa John’s Support Services, Inc., a Kentucky corporation
(f)	Risk Services Corp., a Kentucky corporation
(g)	Capital Delivery, Ltd., a Kentucky corporation
(h)	RSC Insurance Services Ltd., a Bermuda corporation
(i)	Papa John’s Online LLC, a Kentucky limited liability company
(j)	Colonel’s Ltd., a Virginia limited liability company
(k)	Papa John’s (U.K.) Ltd., a United Kingdom corporation
(l)	Perfect Pizza Ltd., a United Kingdom corporation
(m)	Perfect Pizza Holdings, Ltd., a United Kingdom corporation